LONE STAR INDUSTRIES, INC.
      CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
      (In Thousands)


                          Successor
                           Company                 Predecessor Company

                        For the Three For the Three  For the Six
                        Months Ended  Months Ended  Months Ended
                        June 30, 1994 March 31, 1994June 30, 1993


Cash Flows from Operating Activities:

Income (loss) before cumulative effect of change in
  accounting principles       $7,914     ($150,638)     ($41,862)
Adjustments to arrive at net cash provided (used)
  by operating activities:
    Depreciation and dep       5,979         6,688        13,161
    Deferred income taxe       4,080           155         1,133
    Provision for crosst      -             (6,500)       -
    Loss on sale of join      -             -             32,389
    Changes in operating assets and liabilities:
      Accounts and notes     (14,997)       22,157       (12,552)
      Inventories and ot       3,340       (17,189)      (11,567)
      Accounts payable a       2,560        (1,808)       (1,190)
    Unremitted earnings       (1,269)          619          (872)
    Adjustments to fair       -            133,917        -
    Other reorganization      -             13,396         5,197
    Other, net                (1,598)       (5,866)        2,272
Net cash provided (used) by operating activities
  before reorganization        6,009        (5,069)      (13,891)

Operating cash flows from reorganization items:
    Interest received on cash accumulated
     because of Chapter       -              1,998         2,132
    Professional fees an      (5,247)       (5,849)       (6,235)
    Professional fees escrow pursuant to the
      reorganization pla      -            (12,431)       -
Net cash used by reorgan      (5,247)      (16,282)       (4,103)
Net cash provided (used)         762       (21,351)      (17,994)

Cash Flows from Investing Activities:

Capital expenditures          (5,984)       (6,695)       (8,968)
Proceeds from sales of a      21,829        -             -
Proceeds from sales of a      -              2,457         6,758
Collection of notes rece      -                 93           576
Advances to equity inves      -             -             (5,000)
Other, net                        41          (293)       (1,602)
Proceeds from sales of assets due to Chapter 11
  proceedings                 -             -                721
Net cash provided (used)      15,886        (4,438)       (7,515)

Cash Flows from Financing Activities:

Cash distribution pursuant to the reorganization
  plan                        -           (200,451)       -
Transfer to liquidating       -             (5,010)       -
Reduction of production       -             (1,000)       (4,000)
Net cash used by financi      -           (206,461)       (4,000)

Net increase (decrease)       16,648      (232,250)      (29,509)

Cash and cash equivalent      12,147       244,397       168,605
Cash and cash equivalent     $28,795       $12,147      $139,096

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of the Financial Statements.
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